

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

February 23, 2023

Joey Wat
Chief Executive Officer
Yum China Holdings, Inc.
7100 Corporate Drive
Plano, Texas 75024

> **Re: Yum China Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **File No. 1-37762**

Dear Joey Wat:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Lindsey Smith, Esq.